FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 8th/13 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 26, 2013 at 09:00 at Rua Hungria, 1400 – 5th floor in the city and state of São. CHAIR: Abilio dos Santos Diniz, Chairman, Edina Biava, Secretary. ATTENDANCE: the full complement of effective members. RESOLUTIONS ADOPTED: 1. Advisory Committees and the Election of the members – The Advisory Committees were approved, the following Committee members being nominated: Strategy and Markets Committee – José Carlos Reis Magalhães Neto (Coordinator), Décio da Silva and Walter Fontana Filho. Finance and Risks Policy Committee - Manoel Cordeiro Silva Filho (Coordinator), Sérgio Ricardo Silva Rosa, Luis Carlos Fernandes Afonso and Pedro de Andrade Faria. People, Organization and Culture Committee - Pedro de Andrade Faria (Coordinator), Walter Fontana Filho and Paulo Assunção de Sousa; Governance and Sustainability Committee - Sérgio Ricardo Silva Rosa (Coordinator), Luiz Fernando Furlan and Carlos Fernando Costa. 2.  Approved the result for the 1st Quarter 2013 – The Management Report and Financial Statements for the Fiscal Quarter ending March 31, 2013 were approved. The matter was discussed jointly with the Fiscal Council/Audit Committee. 3. International Corporate Restructuring – The Board approved the adoption of actions necessary for Corporate Restructuring of the European operations in line with the International Restructuring Project. 3.1. Transfer of the control of Xamol - Consultores e Serviços, Sociedade Unipessoal Lda. Xamol Consul (domiciled at Rua de São Francisco, Arcadas de São Francisco, Fracção GX, 8-A, 1º Distrito, Madeira, Funchal, Portugal) to BRF Global GmbH (domiciled at Guglgasse, 15/3B/6, 1110, Vienna, Austria); 3.2.  Closure of the branch in The Netherlands of BRF Gmbh (located at Hugo de Grootlaan 37, 5223LB's Hertogenbosch, The Netherlands); 3.3. Constitution of subsidiary of BRF GmbH in China. 4. Creation of a branch in Bahrain- The establishment of a representative office was approved in Bahrain. The principal objective is the appropriate management of the distribution agreements between PERDIX and INTERCOL and SADIA and TRAFCO. Among the principal activities, important are: pricing, volume allocation by sales channels, sales planning and medium and long-term shipments, promotions and branding initiatives. 5.  Reappointment of the Board of Executive Officers –  The Board of Directors decided on the reappointment of the Board of Executive Officers with a 2 (two) year term of office until the meeting of April 2015 to be made up of: Chief Executive Officer – José Antonio do Prado Fay, Brazilian, married, engineer, enrolled in the tax register (CPF) under number 210.397.040-34, bearer of Brazilian ID number 4063224747, issued by SSP/RS, resident and domiciled in the city and state of São Paulo with commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Chief Financial, Administration and Investor Relations Officer, Leopoldo Viriato Saboya, Brazilian, married, agricultural engineer, enrolled in the tax register  (CPF) under number 196.987.158-00, bearer of Brazilian ID number 24.425.916-1 issued by SSP/SP, resident and domiciled in the city and state of São Paulo with commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP;  Vice Presidents, Messrs: Antonio Augusto de Toni,  Brazilian, married, company administrator, enrolled in the tax register (CPF) under number 425.503.279-34, bearer of Brazilian ID  number 39.044.871-0, resident and domiciled in the city and state of São Paulo with commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Gilberto Antonio Orsato, Brazilian, married, company administrator, enrolled in the tax register (CPF) under number 356.481.390-04, bearer of Brazilian ID number 1019124121, issued by SSP/RS, resident and domiciled in the state of São Paulo with commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Ely David Mizrahi, Brazilian, married, company administrator, enrolled in the tax register (CPF) under number  040.443.788-51, bearer of Brazilian ID number 8.586.295, issued by SSP/SP, resident and domiciled in the city and state of São Paulo;  José Eduardo Cabral Mauro, Brazilian, married, production engineer, enrolled in the tax register (CPF) under number 085.688.678-55, bearer of Brazilian ID number 7.969.198, issued by SSP/SP, resident and domiciled in the city and state of São Paulo; Luiz Henrique Lissoni – Brazilian, married, economist, enrolled in the tax register (CPF) under number 005.978.148-30, bearer of Brazilian ID number 9016642, issued by SSP/SP, resident and domiciled at Granja Vianna, state of São Paulo, commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Nelson Vas Hacklauer, Brazilian, married, business administrator, enrolled in the tax register (CPF) under number 522.156.958-20, bearer of Brazilian ID number 4.812.458, issued by SSP/SP, resident and domiciled in the state of São Paulo with commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Nilvo Mittanck, Brazilian, married, engineer, enrolled in the tax register (CPF) under number 489.093.519-34, bearer of Brazilian ID number  10/C-3.411.303, issued by SSP/SC, resident and domiciled in Curitiba, state of Paraná, commercial address at Rua Hungria, 1.400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; Wilson Newton de Mello Neto, Brazilian, married, lawyer, enrolled in the tax register (CPF) under number 145.540.608-29, bearer of Brazilian ID number 18.943.369, issued by SSP/SP, resident and domiciled in Barueri, state of São Paulo, commercial address at Rua Hungria, 1400, 5th floor, Jardim Europa, CEP 01455-000, São Paulo, SP; 6. Other internal Company Matters. The meeting was concluded on April 29, 2013. This is a summary of the full Meeting of the Board of Directors and was signed by all the Directors: ABILIO DOS SANTOS DINIZ, Chairman; SÉRGIO RICARDO SILVA ROSA, Vice Chairman; CARLOS FERNANDO COSTA; DÉCIO DA SILVA; JOSÉ CARLOS REIS MAGALHÃES NETO; LUIZ FERNANDO FURLAN; LUÍS CARLOS FERNANDES AFONSO; MANOEL CORDEIRO SILVA FILHO; PAULO ASSUNÇÃO DE SOUSA; PEDRO DE ANDRADE FARIA; WALTER FONTANA FILHO.

EDINA BIAVA

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director